Exhibit 21.1

Subsidiaries of LNB Bancorp, Inc.

December 31, 2009

Jurisdiction of
Entity Name and Location	Incorporation

A. Bank and Bank-owned Subsidiaries of the Issuer
The Lorain National Bank 457 Broadway Lorain, Ohio 44052	Ohio
North Coast Community Development 457 Broadway Lorain. Ohio 44052	Ohio
B. Financial Services Subsidiaries of the Issuer
None